SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C.  20549

                             SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                           (Amendment No. 2)



                            CONDUCTUS, INC.

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                           (Name of Issuer)


              Common Stock, $0.0001 par value per share

                     (Title of Class of Securities)


                              206784100

                           (CUSIP Number)

                          December 31, 1998
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           (Date of Event Which Requires Filing of this Statement)


Check the following box if a fee is being paid with this statement [   ].  (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)



1 Name of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
  Persons

    THE PORTOLA GROUP, INC.  94-2594913


2	Check the Appropriate Box if a Member of a Group
		(a) [   ]

		(b) [   ]

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3 SEC Use Only

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4 Citizenship or Place of Organization

    3000 Sand Hill Road, Building 2-145
    Menlo Park, California  94025
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NUMBER OF 		     5   Sole Voting Power
SHARES
BENEFICIALLY               			0
OWNED  BY			-------------------------------------------------------------
EACH
REPORTING		      6  Shared  Voting Power
PERSON
WITH				                407,873
            -------------------------------------------------------------

                 7  Sole Dispositive Power

                              0
				        -------------------------------------------------------------
                 8  Shared Dispositive Power

                        407,873
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9   Aggregate Amount Beneficially Owned by Each Reporting Person

                       	407,873

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10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

          Not Applicable

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11. Percent of Class Represented by Amount in Row (9)

          5.72% *

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12. Type of Reporting Person

          IA
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*  All calculations are based on 7,126,349 shares of Conductus, Inc. Common
Stock outstanding as of November 10, 1998.
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Item 1 (a)  Name of Issuer:

  	Conductus, Inc.


Item 1 (b)  Address of  Issuer's Principal Executive Offices:

  	969 West Maude Avenue, Sunnyvale, CA  94086


Item 2(a)  Name of Person Filing:

	  The Portola Group, Inc.


Item 2(b)  Address of Principal Business Offices of  Filers:

  	3000 Sand Hill Road, Building 2-145, Menlo Park, CA  94025


Item 2(c)  Citizenship:  USA


Item 2(d)  Title of Class of Securities:

	  Common Stock of $.0001 par value per share


Item 2(e)  CUSIP Number:

  	206784100


Item 3 Type of Person Reporting under Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

(e) [x] Investment Advisor registered under section 203 of the Investment Advisors Act of 1940


Item 4 Ownership

(a) Amount Beneficially Owned:  407,873 shares



Item 5. Ownership of 5% or less of a class

           	Not applicable


Item 6.  Ownership of More than 5% on behalf of another person.

            	The Portola Group  is a registered investment adviser whose
             clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities. No individual client's holdings of the Securities are more than 5% of the outstanding common stock.


Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

            	Not applicable


Item 8.  Identification and Classification of  Members of the Group.

            	Not applicable.


Item 9  Notice of Dissolution of Group

            	Not applicable


Item 10  Certification

            	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE:


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  March 31, 1999


				THE PORTOLA GROUP, INC.

				BY:  Thomas W. Six,
    					Chief Financial Officer


				(650)854-7550